EXHIBIT(g)(7)

     TO:  BUSINESS EDITOR

      Insilco Corporation Announces Current Tender Results;

         Allows Shareholder To Tender Additional Shares



     COLUMBUS, Ohio, Aug. 12/PRNewswire/ -- Insilco Corporation (Nasdaq: INSL) today reported that, as of 5:00 p.m., New York City time on August 11, 1997, it had received a total of approximately 2,610,000 shares for tender, under its previously announced offer to purchase up to 2,857,142 shares of its common stock at $38.50 net per share. The Offer, which commenced on July 11, 1997, will expire on August 12, 1997 at 5:00 p.m., New York City time.

     The Company said that because the Offer was undersubscribed, it was waiving a provision of its purchase agreement with Water Street Corporate Recovery Fund I, L.P. to allow for the tender of additional shares by Water Street. As reported in the Offer, on July 10, 1997, the Company entered into a share purchase agreement with Water Street, in which the Company purchased 2,805,194 shares of common stock from Water Street and Water Street agreed to tender no more than 960,577 shares in the Offer. By today's waiver, the Company has agreed to allow Water Street to tender additional shares. The waiver, however, limits any additional tender by Water Street to not more than that number of shares that causes the Offer to be fully subscribed at 2,857,142 shares. Shareholders who wish to tender additional shares must do so prior to 5:00 p.m., New York City time, Tuesday, August 12, 1997.

     Insilco Corporation, based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components and a supplier of specialty publications. The Company's industrial business units serve the automotive, electronics, telecommunications and other industrial markets, and its publishing business principally serves the school yearbook market. It had revenues in 1996 of $572 million.

     Investor Relations Contact: David A. Kauer, 614-792-0468 or write to Insilco Corporation, Investor Relations, 425 Metro Place
North, Box 7196, Dublin, OH 43017 or call Melodye Demastus,
Melrose Consulting, 614-771-0860.